

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 10, 2005

via U.S. Mail
Yale Simpson
Chairman
Exeter Resource Corporation
700 West Pender Street, Suite 301
Vancouver, British Columbia
Canada V6C 1G8

> **Re:** **Exeter Resource Corporation**
> **Amendment No. 3 to Registration Statement on**
> **Form 20-F**
> **File No. 0-51016**
> **Filed July 29, 2005**

Dear Mr. Simpson:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-FR12G/A

La Cabeza Project

1.   We refer you to General Instruction C (b) of Form 20-F, which states that
        "[U]nless an item directs you to provide information as of a specific date or for a
        specific period, give the information in a registration statement as of a date
        reasonably close to the date of filing the registration statement..." In this regard,
        we note the recent exercise of the option to acquire the 100% interest in Cognito
        Limited announced in a press release dated July 15, 2005 that is posted to your
        website. Updated information regarding your exercise of the option, ownership of
        Cognito Limited and the issuance of 2.5 million shares to Rowen Company
        Limited is not reflected in the disclosure. Please update your disclosure
        accordingly.

2.   We note that a technical report regarding the La Cabeza project was filed with the
        Canadian regulatory authorities. Please advise us whether the filing was required
        in your home jurisdiction and, if so, why you have not yet filed it under cover of
        Form 6-K.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendments and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mellissa Campbell Duru at (202) 551-3757 or Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        Cecil Bond
        Exeter Resources
        (604) 688-9532